Securities and Exchange Commission
                     Washington, D.C.  20549

                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934


                      Conectisys Corporation
                         (Name of Issuer)

                    Common Stock, no par value
                  (Title of Class of Securities)

                           206827 20 6
                          (CUSIP Number)

                     Braemar Management, Ltd.
                        Creque Building
                        216 Main Street
                           P.O. Box 116
                       Roadtown, Tortola
                     British Virgin Islands
                       ATTN: Peter Unwin
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        February 26, 1998
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                  SCHEDULE 13D

CUSIP No.   206827 20 6























                              Page        2   of        4
                              Pages



                                       1
                           NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                    Braemar Management Ltd.



                                       2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                         (a)

                                                                          (b)


                                       3
                                  SEC USE ONLY

                                       4
                                SOURCE OF FUNDS

                                                OO


                                       5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or
2(e)



                                       6
                      CITIZENSHIP OR PLACE OF ORGANIZATION
                                      United States



                                   NUMBER OF
                                    SHARES
                                  BENEFICIALL
                                       Y
                                   OWNED BY
                                     EACH
                                   REPORTING
                                  PERSON WITH
                                        7
                               SOLE VOTING POWER
                                      2,000,000



                                        8
                              SHARED VOTING POWER
                                          0



                                        9
                             SOLE DISPOSITIVE POWER
                                      2,000,000

                                       10
                            SHARED DISPOSITIVE POWER
                                          0


                                       11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
                                      2,000,000



                                       12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*



                                       13
               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          23.3%


                                       14
                           TYPE OF REPORTING PERSON*
                                         CO



                                       Item
                           1.  Security and Issuer.

       The class of equity securities to which this statement relates is the common stock (the "Common Stock"), of Conectisys Corporation ("Conectisys" or
  the "Issuer"). The principal executive offices of Conectisys are located at 7260 Spigno Place, Agua Dulce, California 91350.

                        Item 2.  Identity and Background.

      This statement is being filed by Braemar Management, Ltd. ("Braemar"). Braemar is a corporation formed under the laws of the British Virgin Islands and is engaged in the business of venture capital and other investments, business management and consulting. The business address of Braemar is Creque Building,
   216 Main Street, P.O. Box 116, Roadtown, Tortola, British Virgin Islands.

   During the last five years, Braemar has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.

     Braemar acquired the funds used to purchase the common stock from a loan from Mandarin Overseas Investment Co., Ltd.

                         Item 4.  Purpose of Transaction.

    The reporting persons acquired their shares of Common Stock for investment purposes.

    Braemar intends to continuously review the possible courses of action that may be available to it and take such action with respect to the Common Stock of
    Conectisys as it considers desirable in light of the circumstances then prevailing. Pending its decision whether or not to pursue any of such courses ofaction and depending on market conditions and other factors,  Braemar reserves the right to purchase shares of Common Stock individually, or with others as part of a group (and through borrowings, if deemed appropriate), in brokerage transactions on the Nasdaq Bulletin Board or in private transactions, if appropriate opportunities to do so are available, on such terms and at such times as it considers desirable.

     Except as set forth above, Braemar has no plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of
                                    Item 4.

                  Item 5.  Interests in Securities of the Issuer.

   (a) The following list sets forth the aggregate number and percentage of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of February 26, 1998:




                                      Name
                                Shares of Common
                               Stock Beneficially

                                     Owned
                              Percentage of Shares
                                of Common Stock
                               Beneficially Owned
                                 Percentage of
                                 Shared Voting
                                     Power


                                    Braemar
                                Management, Ltd.
                                 2,000,000 (1)
                                     23.3%(1)
                                        0

--------------------------

(1) Based on 8,578,763 shares of common stock outstanding as of February 16, 1998. This calculation is made based on the information reported in Conectisys' quarterly report on Form 10-Q for the period ended August 31, 1997, a current report on Form 8-K filed on December 17, 1997, and certain representations of officers of Conectisys.

   (b)  Braemar has sole voting and dispositive power of all of such shares.

   (c) Braemar has completed no transactions in the class of securities reported on that were effected within the past 60 days, other than the transaction reported herein.

   (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

   (e)  Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   There are no contracts, arrangements, understandings, or relationships with respect to the securities of Conectisys to which Braemar is a party.

   Item 7.  Material to be Filed as Exhibits.

                          None.

                                    SIGNATURE

   After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule is true, complete and correct.


                            Dated: March 9, 1998        BRAEMAR MANAGEMENT, LTD.
                                            By: BVI Corporate Services Limited

                                             By:
                                            Peter Unwin, for and on behalf of
                                             BVI   Corporate Services